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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cap Rock Energy Corporation
(Name of Subject Company (issuer))

Cap Rock Energy Corporation (Issuer)
(Name of Filing Person)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

13910R 10 2
(CUSIP Number of Class of Securities)

Ronald W. Lyon
General Counsel
Cap Rock Energy Corporation
115 S. Travis
Sherman, Texas 75090
(903) 813-3077
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$11,523,550	$1,060.17

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes all 1,152,355 shares of common stock, par value $.01 per share are tendered, at the tender offer price of $10.00 per share in cash.

☐	Check this box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: NA Form or Registration No.: NA Filing Party: NA Date Filed: NA
☐	Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate box below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if this filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement

        This statement on Schedule TO relates to the repurchase commitment of Cap Rock Energy Corporation (the "Company"), a Texas corporation, pursuant to the terms of the original Prospectus dated July 2001. Cap Rock Energy Corporation is offering to purchase shares of its outstanding common stock which were distributed to certain former members of Cap Rock Electric Cooperative, Inc., the Company's predecessor, and that are still held by those persons as of the offering date, at a price of $10.00 per share.

        This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2003, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer, which documents are filed as exhibits hereto.

        This statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information

(a)
The issuer of the securities is Cap Rock Energy Corporation. The address of the Company's principal executive offices is 500 W. Wall, Suite 400, Midland, Texas 79701, and the telephone number is (915) 683-5422.

(b)
The securities to which this statement relates are the Company's common stock par value $.01 per share. As of January 24, 2003, there were 1,302,355 shares of common stock issued and outstanding.

(c)
The information set forth in "Summary Term Sheet" and "Section 7. Market for and Price Range of Shares," of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

        The filing person to which this Schedule TO relates is the subject company, Cap Rock Energy Corporation. The information set forth in "Summary Term Sheet," "Section 9. Certain Information Concerning the Company," and "Section 10. Interests of Directors and Executive Officers; Transactions Concerning Shares," of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)
Material Terms: The information set forth in "Summary Term Sheet," "Section 1. Background of the Offer," "Section 2. Number of Shares," "Section 3. Procedures for Accepting the Offer and Tendering Shares," "Section 4. Withdrawal Rights," "Section 5. Purchase of Shares and Payment of Purchase Price," "Section 6. Conditions of the Offer," "Section 8. Source and Amount of Funds," "Section 11. Effects of Our Offer on the Market for Shares; Registration Under the Securities Exchange Act of 1934," "Section 13. Certain United States Federal Income Tax Consequences," "Section 14. Extension of Our Offer; Termination; Amendment" and "Section 17. Miscellaneous" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

(b)
Purchases: The Company has been advised that no directors, executive officers or the Trustees, on behalf of the Cap Rock Energy Corporation Shareholders' Trust, intend to tender shares in the offer. The information set forth in "Section 10. Interests of Directors and Executive Officers; Transactions Concerning Shares," of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

        The information set forth in "Section 10. Interests of Directors and Executive Officers; Transactions Concerning Shares" and "Section 16. Arrangements Involving the Company's Securities," of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

        The information set forth in "Summary Term Sheet," "Section 1. Background of the Offer," "Section 9. Certain Information Concerning the Company," and "Section 11. Effects of Our Offer on the Market for Shares; Registration Under the Securities Exchange Act of 1934," of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

        The information set forth in "Summary Term Sheet," "Section 8. Source and Amount of Funds" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

        The information set forth in "Section 10. Interests of Directors and Executive Officers; Transactions Concerning Shares" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

        Not applicable.

Item 10. Financial Statements

        Not applicable.

Item 11. Additional Information

        The information set forth in "Section 10. Interests of Directors and Executive Officers; Transactions Concerning Shares," "Section 11. Effects of Our Offer on the Market for Shares; Registration Under the Securities Exchange Act of 1934," "Section 12. Certain Legal Matters; Regulatory Approvals," "Section 15. Fees and Expenses," "Section 16. Miscellaneous" of the Offer to

Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 12.	Exhibits
(a)(1)(A)	Form of Offer to Purchase dated February 8, 2003.
(a)(1)(B)	Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter to Shareholders Whom Hold Shares Through Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)-(a)(4)	Not applicable.
(a)(5)(A)	Form of press release announcing offer to purchase.
(a)(5)(B)	Form of press release announcing offer to purchase as it concerns beneficial owners in the Cap Rock Energy Corporation Shareholders' Trust.
(b)	Not applicable.
(d)(1)	Cap Rock Energy Corporation Shareholder's Trust
(d)(2)	Share Option Agreement
(d)(3)	Funding Agreement
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3

        Not applicable

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAP ROCK ENERGY CORPORATION
February 5, 2003	By:	/s/ LEE D. ATKINS Lee D. Atkins Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(1) (A)	Form of Offer to Purchase dated February 8, 2003.
(a)(1) (B)	Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.
(a)(1) (C)	Form of Notice of Guaranteed Delivery.
(a)(1) (D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1) (E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter to Shareholders Whom Hold Shares Through Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)-(a)(4)	Not applicable.
(a)(5)(A)	Form of press release announcing offer to purchase.
(a)(5)(B)	Form of press release announcing offer to purchase as it concerns beneficial owners in the Cap Rock Energy Corporation Shareholders' Trust.
(b)	Not applicable.
(d)(1)	Cap Rock Energy Corporation Shareholder's Trust
(d)(2)	Share Option Agreement
(d)(3)	Funding Agreement
(g)	Not applicable.
(h)	Not applicable.

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Introductory Statement
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX